EDGAR Submission Page

<REDLINE>                                             SEC File No.  33 - 61897
                                                      SEC File No. 811 - 05906
  As filed with the Securities and Exchange Commission on September 28, 1995
==============================================================================
                                   Form N-4

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

      Pre-Effective Amendment No.   1                             [X]
      Post-Effective Amendment No.                                [ ]

                                    and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
      Amendment No.                 7                             [X]

                       (Check appropriate box or boxes)

                          Variable Annuity Account G
                  of Aetna Life Insurance and Annuity Company
                (Previously known as CLIAC Separate Account A)
                          (Exact Name of Registrant)

                   Aetna Life Insurance and Annuity Company
                              (Name of Depositor)

              151 Farmington Avenue, Hartford, Connecticut  06156
       (Address of Depositor's Principal Executive Offices and Zip Code)

                                 680-273-7834
              (Depositor's Telephone Number, Including Area Code)

                             Susan E. Bryant, Esq.
              151 Farmington Avenue, Hartford, Connecticut  06156
                    (Name and Address of Agent for Service)

                                  Copies to:
                             James F. Jorden, Esq.
                            Jorden Burt & Berenson
                             1025 Thomas Jefferson
                                Suite 400 East
                          Washington, D.C. 20007-0805

  Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.


</REDLINE>

      Parts A and B of the Registrant's initial filing under the Securities Act of 1933, as amended, and Amendment Number 6 under the Investment Company Act of 1940, as amended, filed on August 17, 1995 are incorporated herein by reference.

                                    PART C
                               OTHER INFORMATION
<REDLINE>
Item 24. Financial Statements and Exhibits

(a)   Financial Statements:
      (1)   Included in Part A:
            Condensed Financial Information

      (2)   Included in Part B:
            Financial Statements of Variable Annuity Account G:
            .     Independent Auditors' Report
            .     Statement of Assets and Liabilities as of December 31, 1994
            .     Statement of Operations for the year ended December 31, 1994
            .     Statements of  Changes  in Net  Assets for  the years  ended
                  December 31, 1994 and 1993
            .     Notes to Financial Statements
            Financial Statements of the Depositor:
            .     Independent Auditors' Report
            .     Consolidated Balance sheets as of December 31, 1994 and 1993
            .     Consolidated  Statements  of  Income  for  the  years  ended
                  December 31, 1994, 1993 and 1992
            .     Consolidated Statements  of Changes in  Shareholder's Equity
                  for the years ended December 31, 1994, 1993 and 1992
            .     Consolidated Statements  of Cash  Flows for the  years ended
                  December 31, 1994, 1993 and 1992
            .     Notes to Consolidated Financial Statements

(b)   Exhibits:
      (1)          Resolution of the Board of Directors of Aetna
                   Life Insurance and Annuity Company establishing
                   Variable Annuity Account G/1/
      (2)          Not Applicable
      (3)          Form of Selling Agreement
      (4.1)        Form of Variable Annuity Contract/1/
      (4.2)        Form of Non-qualified Annuity Contract
                   Endorsement/1/
      (4.3)        Form of Restriction on Transferability
                   Endorsement/1/
      (4.4)        Form of Amendment to Contract for Systematic
                   Withdrawal Program/1/
      (4.5)        Form of Amendment to 408(b) Contract/1/
      (4.6)        Form of Amendment to 403(b) Contract/1/
      (4.7)        Form of Rehabilitation Endorsement/1/
      (4.8)        Form of Assumption Certificate/1/
      (5)          Not Applicable
      (6)          Certification of Incorporation and By-Laws of
                   Depositor/2/
      (7)          Not applicable
      (8)          Fund Participation Agreement, including
                   amendments thereto and assignment
      (9)          Opinion of Counsel

  (10.1)                       Consent of Independent Auditors of CLIAC
                               Separate Account A/1/
  (10.2)                       Consent of Independent Auditors of Aetna Life
                               Insurance and Annuity Company/1/
  (10.2)                       Consent of Counsel/3/
  (11)                         Not applicable
  (12)                         Not applicable
  (13)                         Not applicable
  (14)                         Not applicable
  (15.1)                       Power of Attorney/4/
  (15.2)                       Power of Attorney of Dominick J. Agostino

  (15.3)                       Power of Attorney of Laura R. Estes
  (15.4)                       Authorization for Signatures
  (27)                         Financial Data Schedule/1/
_______________

/1/   Filed with Registration Statement on Form N-4 filed on August 17, 1995.
/2/ Incorporated by reference to Post-Effective Amendment No. 58 to Registration Statement on Form N-4 (File No. 2-52449 filed on February 28, 1994
/3/   Included in Exhibit 9 filed herewith.
/4/ Included in the signature page of the Registration Statement on Form N-4 filed on August 17, 1995.

</REDLINE>
Item 25.  Directors and Officers of the Depositor

Name and Principal
Business Address*             Positions and Offices with Depositor

Daniel P. Kearney             Director and President

Gary G. Benanav               Director

Christopher J. Burns          Director and Senior Vice President, Life

Laura R. Estes                Director and Senior Vice President, ALIAC
                              Pensions

Shaun P. Mathews              Director and Senior Vice President, Strategic
                              Markets and Products

Scott A. Striegel             Director and Senior Vice President, Annuity

James C. Hamilton             Director, Vice President and Treasurer

Dominick J. Agostino          Director and Senior Vice President and Chief
                              Financial Officer

John Y. Kim                   Director and Senior Vice President, ALIAC
                              Investments

Robert E. Broatch             Senior Vice President and Corporate Controller

Zoe Baird                     Senior Vice President and General Counsel

Fred J. Franklin              Vice President and Chief Compliance Officer

Susan E. Schechter            Corporate Secretary and Counsel

* The principal business address of all directors and officers listed is 151 Farmington Avenue, Hartford, Connecticut 06156


Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

      Incorporated herein by reference to Exhibit 24(c) to Registration Statement on Form N-4 (File No. 33-88720) filed on January 20, 1995.





Item 27.  Number of contract Owners

      As of June 30, 1995, there were approximately 7200 contract owners of variable annuity contracts funded through Variable Annuity Account G (4400 non-qualified contracts and 2800 qualified contracts).


Item 28.  Indemnification

      Reference is hereby made to Section 33-320a of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations. The statute provides in general that Connecticut corporations shall indemnify their officers, directors, employees, agents, and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporations's obligation to provide such indemnification does not apply unless (1) the individual is successful on the merits in the defense of any such proceeding; or (2) a determination is made (by a majority of the board of directors not a party to the proceeding by written consent; by independent legal counsel selected by a majority of the directors not involved in the proceeding; or by a majority of the shareholders not involved in the proceeding) that the individual acted in good faith and in the best interests of the corporation; or (3) the court, upon application by the individual, determines in view of all the circumstances that such person is reasonably entitled to be indemnified.

      C.G.S. Section 33-320a provides an exclusive remedy: a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, bylaws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

      Consistent with the statute, Aetna Life and Casualty Company has procured insurance from Lloyd's of London and several major United States excess insurers for its directors and officers and the directors and officers of its subsidiaries, including the Depositor, which supplements the indemnification rights provided by C.G.S. Section 33-320a to the extent such coverage does not violate public policy.


Item 29.  Principal Underwriter

(a) In addition to serving as the principal underwriter for the Registrant, Aetna Life Insurance and Annuity Company (Aetna) also acts as the principal underwriter for Variable Life Account B, Variable Annuity Account B and Variable Annuity Account C (separate accounts of Aetna registered as unit investment trusts), and Separate Account I (a separate account of Aetna Insurance Company of America registered as a unit investment trust). Additionally, Aetna is the investment adviser for Aetna Variable Fund, Aetna Income Shares, Aetna Variable Encore Fund, Aetna Investment Advisers Fund, Inc., Series B of Aetna GET Fund, Aetna Series Fund, Inc. and Aetna Generation Portfolios, Inc. Aetna is also the depositor of Variable Life Account B, Variable Annuity Account B and Variable Annuity Account C.

(b)   See Item 25 regarding the Depositor.



(c)   Compensation as of December 31, 1994:

<CAPTIONS>

(1)              (2)             (3)               (4)           (5)

                 Net
Name of          Underwriting    Compensation on
Principal        Discounts and   Redemption or     Brokerage
Underwriter      Commissions     Annuitization     Commissions   Compensation
___________      _____________   _______________   ___________   ____________
Aetna Life
Insurance and
Annuity Company  -0-             -0-               -0-           -0-


            Item 30.  Location of Accounts and Records

      All records concerning contract owners of Variable Annuity Account G are located at the home office of the Depositor as follows:

                               Aetna Life Insurance and Annuity Company
                                         151 Farmington Avenue
                                      Hartford, Connecticut 06156


            Item 31.  Management Services

                  Not applicable


            Item 32.  Undertakings


(a) Registrant hereby undertakes to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as purchase payments under the variable annuity contract may be accepted.

(b) Registrant hereby undertakes to include a postcard or similar written communication affixed to or included in the prospectus that a holder of the variable annuity contract can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

(d) The Company hereby represents that it is relying upon and complies with the provisions of Paragraph (1) through (4) of the SEC Staff's No-Action letter dated November 22, 1988 with respect to language concerning withdrawal restrictions applicable to plans established pursuant to
      Section 403(b) of the Internal Revenue Code. See American Counsel of Life Insurance; SEC No-Action Letter, [1989 Transfer Binder] Fed. SEC.
      L. Rep. (CCH) (P) 78,904 at 78,523 (November 22, 1988).

(e) Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                              SIGNATURES

             As required by the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant, Variable Annuity Account G of Aetna Life Insurance and Annuity Company, has caused this Pre-effective Amendment Number 1 to the Registration Statement to be signed on its behalf in the City of Hartford, State of Connecticut, on the 28th day of September, 1995.

                                          VARIABLE ANNUITY ACCOUNT G OF AETNA
                                          LIFE INSURANCE AND ANNUITY COMPANY
                                                (Registrant)

                                          By:  AETNA LIFE INSURANCE AND ANNUITY
                                                 COMPANY
                                                  (Depositor)

                                          By:         *
                                            ____________________________________
                                                Daniel P. Kearney
                                                President


           As required by the Securities Act of 1933, as amended, this Pre-effective Amendment Number 1 to Registration Statement on Form N-4 has been signed by the following persons in the capacities and on September 28, 1995


            Signature                                 Title



                 *
__________________________________
      Daniel P. Kearney                        Director and President
                                               (principal executive officer)



                 *
__________________________________
      Dominick J. Agostino                     Director Senior Vice President
                                               and Chief Financial Officer
                                               (principal accounting and
                                               financial officer



                 *
__________________________________
     James C. Hamilton                         Director

                  *
__________________________________
     Gary G. Benanav                           Director


                  *
__________________________________
     Christopher J. Burns                      Director



                  *
__________________________________
     Laura R. Estes                            Director



                   *
__________________________________
     John Y. Kim                               Director



                   *
__________________________________
    Shaun P. Mathews                          Director



                  *
__________________________________
    Scott A. Striegel                         Director


 * By: /s/Josephine Cicchetti
      ________________________
      Josephine Cicchetti, attorney-in-fact

                                      VARIABLE ANNUITY ACCOUNT G

                                             EXHIBIT INDEX



    Exhibit                                                           Page
    Number      Description                                           Number
    _______     __________________________________________________    _______

     (1)       Resolution of the Board of Directors of
               Aetna Life Insurance and Annuity Company establishing Variable Annuity Account G/1/

     (2)       Not Applicable

     (3)       Form of Selling Agreement                             ______

     (4.1)     Form of Variable Annuity Contract/1/

     (4.2)     Form of Non-qualified Annuity Contract
               Endorsement/1/

     (4.3)     Form of Restriction on Transferability
               Endorsement/1/

     (4.4)     Form of Amendment to Contract for Systematic
               Withdrawal Program/1/

     (4.5)     Form of Amendment to 408(b) Contract/1/

     (4.6)     Form of Amendment to 403(b) Contract/1/

     (4.7)     Form of Rehabilitation Endorsement/1/

     (4.8)     Form of Assumption Certificate/1/

     (5)       Not Applicable

     (6)       Certification of Incorporation and By-Laws of
               Depositor/2/

     (7)       Not applicable

     (8)       Fund Participation Agreement, including amendments    ______
               thereto and assignment

     (9)       Opinion of Counsel                                    ______

     (10.1)    Consent of Independent Auditors of CLIAC
               Separate Account A/1/

      (10.2)    Consent of Independent Auditors of Aetna Life
                Insurance and Annuity Company/1/

      (10.2)    Consent of Counsel/3/

      (11)      Not applicable

      (12)      Not applicable

      (13)      Not applicable

      (14)      Not applicable

      (15.1)    Power of Attorney/4/

      (15.2)    Power of Attorney of Dominick J. Agostino             ______

      (15.3)    Power of Attorney of Laura R. Estes                   ______

      (15.4)    Authorization for Signatures                          ______

      (27)      Financial Data Schedule/1/

            _______________

/1/         Filed with Registration Statement on Form N-4 filed on August 17,
            1995.

/2/ Incorporated by reference to Post-Effective Amendment No. 58 to Registration Statement on Form N-4 (File No. 2-52449 filed on February 28, 1994

/3/         Included in Exhibit 9 filed herewith.

/4/ Included in the signature page of the Registration Statement on Form N-4 filed on August 17, 1995.